UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):___ Form 10-K __ Form 20-F__ Form 11-K  X Form 10-Q __ Form N-SAR
                                                   ---

For Period Ended:     June 30, 2002
                   ------------------

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)

  CryoLife, Inc.
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Full Name of Registrant

  N/A
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Former Name if Applicable

  1655 Roberts Boulevard, N.W.
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Address of Principal Executive Office (Street and Number)

 Kennesaw, Georgia 30144
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company is evaluating the potential impact of the FDA order it received on August 13, 2002, as detailed in its Press Release dated August 14, 2002.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         David Ashley Lee                (770)                  419-3355
     ------------------------- ------------------------  -----------------------
              (Name)                 (Area Code)          (Telephone Number)
     ------------------------- ------------------------  -----------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
       X    Yes     No
     -----        -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
           Yes         No*
     -----        -----

* The Company is unable to determine at this time whether or not there will be any significant change in results of operations from the corresponding period for the last fiscal year.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The impact can not yet be determined due to the fact that the FDA order was only received in the afternoon of August 13, 2002.


                                 CryoLife, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: August  14, 2002               By:  /s/ David Ashley Lee
           -----------------------------     -----------------------------------
                                             David Ashley Lee, Vice President
                                             and Chief Financial Officer